EXHIBIT 99.1

Date: March 7, 2023	800-324 8th Avenue SW Calgary AB, T2P 2Z2 www.computershare.com
To:	All Canadian Securities Regulatory Authorities Toronto Stock Exchange New York Stock Exchange Securities and Exchange Commission

Dear Sirs/Madames:

Subject: TC ENERGY CORPORATION

We advise of the following with respect to the upcoming meeting of security holders for the subject issuer:
Meeting Type:	Annual Meeting
Record Date for Notice of Meeting:	March 17, 2023
Record Date for Voting (if applicable):	March 17, 2023
Beneficial Ownership Determination Date:	March 17, 2023
Meeting Date:	May 2, 2023
Meeting Location:	Virtual-only meeting online at https://web.lumiagm.com/428631402
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Registered Holders:	Yes
NAA for Beneficial Holders:	Yes

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	87807B107	CA87807B1076
Sincerely, Computershare Trust Company of Canada Agent for TC ENERGY CORPORATION